UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

STAGWELL INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

552697104

(CUSIP Number)

David S. Thomas, Esq.
Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282
(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

August 4, 2021

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 17 Pages)
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,991,737.48 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,991,737.48 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,991,737.48 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.31% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

*
Reflects (i) 20,953,333.15 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) issuable upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer and (ii) 38,404.33 Class A Shares of the Issuer. The Series 8 Preferred Shares are convertible as described herein.

**
The calculation is based on the 98,517,218.15 Class A Shares of the Issuer outstanding which includes (i) 77,563,885 Class A Subordinate Voting Shares outstanding as of July 23, 2021 as provided on the Issuer’s Form 10-Q, filed on August 5, 2021 and (ii) 20,953,333.15 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,991,737.48 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,991,737.48 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,991,737.48 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.31% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-IA

*
Reflects (i) 20,953,333.15 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) issuable upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer and (ii) 38,404.33 Class A Shares of the Issuer. The Series 8 Preferred Shares are convertible as described herein.

**
The calculation is based on the 98,517,218.15 Class A Shares of the Issuer outstanding which includes (i) 77,563,885  Class A Subordinate Voting Shares outstanding as of July 23, 2021 as provided on the Issuer’s Form 10-Q, filed on August 5, 2021 and (ii) 20,953,333.15 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,953,333.15 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,953,333.15 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,953,333.15 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.27% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects (i) 20,953,333.15 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) issuable upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer and (ii) 38,404.33 Class A Shares of the Issuer. The Series 8 Preferred Shares are convertible as described herein.

**
The calculation is based on the 98,517,218.15 Class A Shares of the Issuer outstanding which includes (i) 77,563,885 Class A Subordinate Voting Shares outstanding as of July 23, 2021 as provided on the Issuer’s Form 10-Q, filed on August 5, 2021 and (ii) 20,953,333.15 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,953,333.15 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,953,333.15 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,953,333.15 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.27% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects (i) 20,953,333.15 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) issuable upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer and (ii) 38,404.33 Class A Shares of the Issuer. The Series 8 Preferred Shares are convertible as described herein.

**
The calculation is based on the 98,517,218.15 Class A Shares of the Issuer outstanding which includes (i) 77,563,885 Class A Subordinate Voting Shares outstanding as of July 23, 2021 as provided on the Issuer’s Form 10-Q, filed on August 5, 2021 and (ii) 20,953,333.15 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017 Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,953,333.15 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,953,333.15 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,953,333.15 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.27% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects (i) 20,953,333.15 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) issuable upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer and (ii) 38,404.33 Class A Shares of the Issuer. The Series 8 Preferred Shares are convertible as described herein.

**
The calculation is based on the 98,517,218.15 Class A Shares of the Issuer outstanding which includes (i) 77,563,885 Class A Subordinate Voting Shares outstanding as of July 23, 2021 as provided on the Issuer’s Form 10-Q, filed on August 5, 2021 and (ii) 20,953,333.15 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridge Street Opportunity Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
20,953,333.15 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
20,953,333.15 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,953,333.15 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.27% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects (i) 20,953,333.15 shares of Class A Common Stock (the “Class A Shares”) of Stagwell Inc. (the “Issuer”) issuable upon the conversion of 73,849 Series 8 Convertible Preferred Stock, par value $0.001 per share (the “Series 8 Preferred Shares”) of the Issuer and (ii) 38,404.33 Class A Shares of the Issuer. The Series 8 Preferred Shares are convertible as described herein.

**
The calculation is based on the 98,517,218.15 Class A Shares of the Issuer outstanding which includes (i) 77,563,885 Class A Subordinate Voting Shares outstanding as of July 23, 2021 as provided on the Issuer’s Form 10-Q, filed on August 5, 2021 and (ii) 20,953,333.15 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 15, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on March 24, 2017, Amendment No. 2 filed by the Reporting Persons on March 14, 2019, Amendment No. 3 filed by the Reporting Persons on December 23, 2020,  Amendment No. 4 filed by the Reporting Persons on April 21, 2021 and Amendment No. 5 filed by the Reporting Persons on July 13, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment No. 6 is being filed to make updates and amendments to the Original Schedule 13D as follows:
Item 2. Identity and Background.
This Amendment amends Item 2 of the Original Schedule 13D by replacing in their entirety Schedules I, II-A, II-B and III, incorporated therein by reference, with Schedules I, II-A, II-B and III hereto, respectively, which Schedules I, II-A, II-B and III are incorporated herein by reference.
Item 4. Purpose of Transaction.
This Amendment amends Item 4 of the Original Schedule 13D by adding the paragraphs set forth below as the fourth to last, third to last, and second to last paragraphs of Item 4 of the Original Schedule 13D:
“Closing of the Transaction
On August 2, 2021, the Issuer announced that it had consummated the Contemplated Stagwell Transaction pursuant to which the Issuer domesticated from a Canadian corporation to a Delaware corporation, MDC Delaware. Thereafter, MDC Delaware merged with Midas Merger Sub 1 LLC (the “MDC Merger”), with MDC Delaware continuing as the surviving corporation and wholly-owned subsidiary of New MDC. Following the MDC Merger, MDC Delaware converted into a limited liability company and changed its name to “Midas OpCo Holdings LLC” (“OpCo”). Concurrent with the MDC Merger, New MDC converted into a Delaware corporation and, after the MDC Merger, succeeded MDC Delaware as the publicly-traded company under the name “Stagwell Inc.” As previously disclosed, in connection with the Contemplated Stagwell Transaction, the Holders entered into the Consent Agreement, as amended by the Amendment No. 1 to Consent Agreement.
On August 4, 2021, pursuant to the Consent Agreement, as amended, and following the consummation of the Contemplated Stagwell Transaction:
(i) the Issuer and the Holders entered into the SPA Amendment, among other things, (i) to provide the Holders the right to nominate one director to the Issuer’s board of directors so long as Holders remain the beneficial owners of at least fifty percent (50%) of the Series 8 Preferred Shares (the “Minimum Ownership Threshold”), (ii) to provide the right to participate, pro rata, in any proposed issuance of common or preferred units of OpCo until the Holders cease to meet the Minimum Ownership Threshold, and (iii) to provide that the Issuer agrees not to become party to certain change in control transactions until the Holders cease to hold Series 8 Preferred Shares representing at least two percent (2%) of the aggregate voting power of the outstanding Class A Shares.
(ii) the Holders delivered to the Issuer, and the Issuer accepted from the Holders, 73,849 Preference Shares in exchange for the issuance to the Holders of 73,849 Series 8 Preferred Shares;
 (iii) The Issuer redeemed 21,151 Preference Shares held by the Holders in exchange for $25 million in cash;
 (iv) the Issuer and the Holders entered into a letter agreement (the “Opco Letter Agreement”) by and between the Issuer (in its capacity as the Manager of OpCo) and the Holders, pursuant to which the Issuer agreed to (i) enforce its rights against OpCo in the event OpCo does not comply with Section 3.7 of the amended and restated OpCo LLC Agreement (the “A&R OpCo LLCA”), (ii) not permit Section 3.7 of the A&R OpCo LLCA to be waived, modified or amended in any manner which adversely affects the rights, preferences or privileges of any of the Holders without the prior consent of the Holders and (iii) in the event the Issuer withdraws as a member of OpCo or a new Manager of OpCo is appointed, cause the new Manager to execute the OpCo Letter Agreement to the Holders.
(v) the Issuer filed with the Delaware Secretary of State a Certificate of Designation of the Issuer’s Series 8 Preferred Shares (the “Series 8 Preferred Shares Certificate of Designation”) providing, among other things, that the Series 8 Preferred Shares will have a conversion price of $5.00 and an accretion rate on the base liquidation preference of zero percent per annum from the date hereof until the one year anniversary thereof and preserving certain rights the Preference Shares had pursuant to the Articles of Amendment under the Canada Business Corporations Act.
Each of the foregoing descriptions does not purport to be complete and is qualified in its entirety by reference to each of the SPA Amendment, the OpCo Letter Agreement and the Certificate of Designation, copies of which are filed as Exhibits 1, 2 and 3, respectively, and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
This Amendment amends and restates the second paragraph of Item 5 through the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:
“(a)-(b) The following disclosure assumes there are 98,517,218.15 Class A Shares of the Issuer outstanding which includes (i) 77,563,885 Class A Shares outstanding as provided on the Issuer’s Form 10-Q, filed on August 5, 2021 and (ii) 20,953,333.15 Class A Shares of the Issuer deliverable upon conversion of the Series 8 Preferred Shares reported herein.
As of August 4, 2021, GS Group and Goldman Sachs may be deemed to share beneficial ownership of (i) 20,991,737.48 Class A Shares of the Issuer deliverable upon conversion of the Series 8 Preferred Shares reported herein and (ii) 38,404.33 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 21.31% of the total number of Class A Shares.

Pursuant to Rule 13d-3 under the Act, as of August 4, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 20,953,333.15 Class A Shares, consisting of (i) 17,424,273.07 Class A Shares (deliverable to BSPI upon conversion of the Series 8 Preferred Shares directly held by BSPI as reported herein) and (ii) 3,529,060.08 Class A Shares (deliverable to the Employee Funds upon conversion of the Series 8 Preferred Shares directly held by the Employee Funds as reported herein), collectively representing approximately 21.27% of the outstanding Class A Shares.
Pursuant to Rule 13d-3 under the Act, as of August 4, 2021, the Reporting Persons may be deemed to share beneficial ownership, of 20,953,333.15 Class A Shares (deliverable to BSPI and the Employee Funds upon conversion of the Series 8 Preferred Shares directly held by BSPI and the Employee Funds), which constitutes approximately 21.27%  of the outstanding Class A Shares.”
This Amendment amends and restates the thirteenth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“No transactions in the Class A Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the sixty day period from May 9, 2021 through August 4, 2021.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure set forth under Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1
Amendment to Securities Purchase Agreement, dated August 4, 2017, by and between Stagwell Inc. and Broad Street Principal Investments, L.L.C. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 4, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

2
OpCo Letter Agreement, dated August 4, 2021, by and among Stagwell Inc., Broad Street Principal Investments, L.L.C., Stonebridge 2017, L.P. and Stonebridge 2017 Offshore, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 4, 2021 (SEC File No. 001-13718) and incorporated herein by reference).

3	Certificate of Amendment to the Certificate of Designation of Series 8 Convertible Preferred Stock of Stagwell Inc., dated August 2, 2021.

99.2	Power of Attorney, relating to The Goldman Sachs Group, Inc. (filed as Exhibit 99.2 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.3	Power of Attorney, relating to Goldman Sachs & Co. LLC (filed as Exhibit 99.3 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.4
Power of Attorney, relating to Broad Street Principal Investments, L.L.C. (filed as Exhibit 99.4 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.5	Power of Attorney, relating to StoneBridge 2017, L.P. (filed as Exhibit 99.5 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference)

99.6	Power of Attorney, relating to StoneBridge 2017 Offshore, L.P. (filed as Exhibit 99.6 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

99.7
Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C. (filed as Exhibit 99.7 to the Original Schedule 13-D on April 23, 2021 (SEC File No. 005-53561) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 6, 2021

The Goldman Sachs Group, Inc.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Goldman Sachs & Co. LLC

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

StoneBridge 2017 Offshore, L.P.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

Bridge Street Opportunity Advisors, L.L.C.

By:	/s/ Jamison Yardley
Name:	Jamison Yardley
Title:	Attorney in Fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Laurence Stein, who is a citizen of South Africa, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Drew G. Faust	Professor and Former President of Harvard University

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.

Beth M. Hammack	Global Treasurer of The Goldman Sachs Group, Inc.

Kimberley D. Harris	Executive Vice President of Comcast Corporation; Executive Vice President and General Counsel of NBCUniversal

Ellen J. Kullman	President and Chief Executive Officer of Carbon, Inc.; Former Chair and Chief Executive Officer of E.I. du Pont de Nemours and Company

Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.

Kathryn Ruemmler	Executive Vice President and Chief Legal Officer And General Counsel of The Goldman Sachs Group, Inc.

Stephen M. Scherr	Chief Financial Officer of The Goldman Sachs Group, Inc.

Laurence Stein	Chief Administrative Officer of The Goldman Sachs Group, Inc.

Jan E. Tighe	Former Vice Admiral, United States Navy

Jessica R. Uhl	Chief Financial Officer Royal Dutch Shell plc

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset Management Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104.  The business address of each of Michael Bruun, James Reynolds, Michele Titi-Cappelli and Jose Barreto is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui and Michael Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui and Julian Salisbury are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Nicole Agnew, Chris Kojima and Gregory Olafson are citizens of Canada; Michele Titi-Cappelli is a citizen of Italy and Michael Hui is a citizen of the People’s Republic of China (Hong Kong permanent resident); Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman Sachs & Co. LLC

Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC

Michael Bruun	Managing Director of Goldman Sachs International

Thomas G. Connolly	Managing Director of Goldman Sachs & Co. LLC

Christopher A. Crampton	Managing Director of Goldman Sachs & Co. LLC

Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC

Charles H. Gailliot	Managing Director of Goldman Sachs & Co. LLC

Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC

Michael E. Koester	Managing Director of Goldman Sachs & Co. LLC

Scott Lebovitz	Managing Director of Goldman Sachs & Co. LLC

Jo Natauri	Managing Director of Goldman Sachs & Co. LLC

James Reynolds	Managing Director of Goldman Sachs International

David Thomas	Managing Director of Goldman Sachs & Co. LLC

Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC

Michele Titi-Cappelli	Managing Director of Goldman Sachs International

Laurie Schmidt	Managing Director of Goldman Sachs & Co. LLC

Milton Millman	Managing Director of Goldman Sachs & Co. LLC

Julian Salisbury	Managing Director of Goldman Sachs & Co. LLC

Chris Kojima	Managing Director of Goldman Sachs & Co. LLC

Harvey Shapiro	Managing Director of Goldman Sachs & Co. LLC

Danielle Natoli	Managing Director of Goldman Sachs & Co. LLC

Carmine Venezia	Managing Director of Goldman Sachs & Co. LLC

Thomas McAndrew	Managing Director of Goldman Sachs & Co. LLC

Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC

Michael Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Jose Baretto	Managing Director of Goldman Sachs International

Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC

Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, the general partner of each of SB Employee Fund and SB Employee Fund Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, James H. Reynolds, Matteo Botto Poala, Michael Bruun, Alex Mignotte, Ana Estrada Lopez, Amitayush Bahri, Richard Spencer, Mike Ebeling,  Michele Titi-Cappelli, Maximilliano Ramirez-Espain, Tim Campbell, Emilie Railhac and James Garman is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of each of Stephanie Hui, Michael Hui and Jay Hyun Lee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Mark Midle, Jason Kreuziger, and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of each of Michael Watts, Chance Monroe, Kyle Kendall, James Huckaby, Clayton Wilmer and Daniel Farrar is 2001 Ross Avenue, Suite 2800, Dallas, TX 75201. The business address of each of Xiang Fan and Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of Johanna Volpi is 30 Hudson Street, Jersey City, NJ 07302. The business address of Cristiano Camargo is Rua Leopoldo Couto Magalhaes Junior 700, 16 andar, Itaimi Bibi, 04542-000 Sao Paulo-SP, Brazil.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds, Alex Mignotte, Emilie Railhac and Cedric Lucas are citizens of France; Adrian M. Jones is a citizen of Ireland; Mike Ebeling is a citizen of Germany; Anthony Arnold, Tim Campbell, James Garman,  Richard Spencer and Stephanie Hui are citizens of the United Kingdom; Philippe Camu is a citizen of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain and Ana Estrada Lopez are citizens of Spain, Michael Bruun is a citizen of Denmark; Beat Cabiallavetta is a citizen of Switzerland; Harsh Nanda and Amitayush Bahri are citizens of India, David Campbell is a citizen of Australia, Nicole Agnew and Sebastien Gagnon are citizens of Canada, Cristiano Camargo is a citizen of Brazil, Xiang Fan is a citizen of the People’s Republic of China and Michael Hui and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident). Jay Hyun Lee is a citizen of the Republic of Korea.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas G. Connolly	Vice President	Managing Director of Goldman Sachs & Co. LLC

Joseph P. DiSabato	Vice President	Managing Director of Goldman Sachs & Co. LLC

James R. Garman	Vice President	Managing Director of Goldman Sachs International

Bradley J. Gross	Vice President	Managing Director of Goldman Sachs & Co. LLC

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman Sachs & Co. LLC

Alan Kava	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michael E. Koester	Vice President	Managing Director of Goldman Sachs & Co. LLC

Scott Lebovitz	Vice President	Managing Director of Goldman Sachs & Co. LLC

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Richard Spencer	Vice President	Managing Director of Goldman Sachs International

Nicole Agnew	Vice President	Managing Director of Goldman Sachs & Co. LLC

Kirsten Anthony	Vice President	Managing Director of Goldman Sachs & Co. LLC

Anthony Arnold	Vice President	Managing Director of Goldman Sachs & Co. LLC

Amitayush Bahri	Vice President	Managing Director of Goldman Sachs International

Allison Beller	Vice President	Managing Director of Goldman Sachs & Co. LLC

Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International

Michael Bruun	Vice President	Managing Director of Goldman Sachs International

Cristiano Camargo	Vice President	Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A.

David Campbell	Vice President	Managing Director of Goldman Sachs & Co. LLC

Tim Campbell	Vice President	Managing Director of Goldman Sachs International

David Castelblanco	Vice President	Managing Director of Goldman Sachs & Co. LLC

Christopher A. Crampton	Vice President	Managing Director of Goldman Sachs & Co. LLC

Alexander Cheek	Vice President	Managing Director of Goldman Sachs & Co. LLC

Mike Ebeling	Vice President	Managing Director of Goldman Sachs International

Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jeffrey M. Fine	Vice President	Managing Director of Goldman Sachs & Co. LLC

Charles H. Gailliot	Vice President	Managing Director of Goldman Sachs & Co. LLC

Ana Estrada Lopez	Vice President	Managing Director of Goldman Sachs International

James Huckaby	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jonathan Hunt	Vice President	Managing Director of Goldman Sachs & Co. LLC

Kyle Kendall	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Lee Levy	Vice President	Managing Director of Goldman Sachs & Co. LLC

Alexandre Mignotte	Vice President	Managing Director of Goldman Sachs International

Christopher Monroe	Vice President	Managing Director of Goldman Sachs & Co. LLC

Harsh Nanda	Vice President	Managing Director of Goldman Sachs & Co. LLC

Emilie Railhac	Vice President	Managing Director of Goldman Sachs International

Andrew Rhee	Vice President	Managing Director of Goldman Sachs & Co. LLC

Leonard Seevers	Vice President	Managing Director of Goldman Sachs & Co. LLC

Gabriella Skirnick	Vice President	Managing Director of Goldman Sachs & Co. LLC

Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman Sachs & Co. LLC

Mark Wetzel	Vice President	Managing Director of Goldman Sachs & Co. LLC

Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International

Michael Watts	Vice President	Managing Director of Goldman Sachs & Co. LLC

Laurie E. Schmidt	Vice President and Treasurer	Managing Director of Goldman Sachs & Co. LLC

Susan Hodgkinson	Vice President and Secretary	Managing Director of Goldman Sachs & Co. LLC

William Y Eng	Vice President	Vice President of Goldman Sachs & Co. LLC

Scott Kilpatrick	Vice President	Vice President of Goldman Sachs & Co. LLC

Clayton Wilmer	Vice President	Vice President of Goldman Sachs & Co. LLC

Carey Ziegler	Vice President	Vice President of Goldman Sachs & Co. LLC

David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman Sachs & Co. LLC

Harvey Shapiro	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Johanna Volpi	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

Daniel Farrar	Vice President & Assistant Treasurer	Vice President of Goldman Sachs & Co. LLC

Michael J. Perloff	Vice President	Managing Director of Goldman Sachs & Co. LLC

Getty Chin	Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Kirsten Frivold Imohiosen	Vice President & Assistant Treasurer	Managing Director of Goldman Sachs & Co. LLC

Alex Chi	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jo Natauri	Vice President	Managing Director of Goldman Sachs & Co. LLC

Omar Chaudhary	Vice President	Managing Director of Goldman Sachs & Co. LLC

William Chen	Vice President	Managing Director of Goldman Sachs & Co. LLC

Cedric Lucas	Vice President	Managing Director of Goldman Sachs & Co. LLC

Brady Schuck	Vice President	Managing Director of Goldman Sachs & Co. LLC

Kerri Bagnaturo	Vice President	Vice President of Goldman Sachs & Co. LLC

Kenneth Pontarelli	Vice President	Managing Director of Goldman Sachs & Co. LLC

Mark Midle	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jason Kreuziger	Vice President	Managing Director of Goldman Sachs & Co. LLC

Darren Cohen	Vice President	Managing Director of Goldman Sachs & Co. LLC

Hillel Moerman	Vice President	Managing Director of Goldman Sachs & Co. LLC

Antoine Munfa	Vice President	Managing Director of Goldman Sachs & Co. LLC

Ashwin Gupta	Vice President	Managing Director of Goldman Sachs & Co. LLC

Holger Staude	Vice President	Managing Director of Goldman Sachs & Co. LLC

Jeffrey Bernstein	Vice President	Managing Director of Goldman Sachs & Co. LLC

Sebastien Gagnon	Vice President	Managing Director of Goldman Sachs & Co. LLC

Cleaver Sower	Vice President	Managing Director of Goldman Sachs & Co. LLC

Patrick Armstrong	Vice President	Managing Director of Goldman Sachs & Co. LLC

Lee Becker	Vice President	Managing Director of Goldman Sachs & Co. LLC

Beat Cabiallavetta	Vice President	Managing Director of Goldman Sachs & Co. LLC

Andrew White	Vice President	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE III
The U.S. Securities and Exchange Commission (the “SEC”) has alleged that Goldman Sachs & Co. LLC (“Goldman Sachs”) violated Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by improperly relying on Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located. In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act. Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016). Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records. Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016. The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

On October 22, 2020, The Goldman Sachs Group, Inc. (“GS Group”) entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MBD”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.